SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2004

                     China Petroleum & Chemical Corporation
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F     X            Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes ____                   No ___X___

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
         N/A

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This Form 6-K consists of:
          an announcement on applying for a conditional waiver from strict compliance with Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited for a period of 3 years, made on October 14, 2004, in English of China Petroleum & Chemical Corporation (the "Registrant").

                                   SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under signed, thereunto duly authorized.

                                        China Petroleum & Chemical Corporation

                                                               By: /s/ Chen Ge
                                                                 Name: Chen Ge
                                    Title: Secretary to the Board of Directors

Date: October 15, 2004


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                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock code: 386)

                                  Announcement
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Sinopec Corp. has applied for a conditional waiver from strict compliance with
Rule 3.24 of the Listing Rules for a period of 3 years from 1st October 2004.
-------------------------------------------------------------------------------

China Petroleum and Chemical Corporation ("Sinopec Corp.") has applied for a conditional waiver from strict compliance with Rule 3.24 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") for a period of 3 years from 1st October 2004.

Sinopec Corp. will during the 3-year period identify and recruit a suitable candidate to take up the position of "Qualified Accountant" under Rule 3.24 of the Listing Rules. Before the appointment of the Qualified Accountant, Sinopec Corp. will engage a person who is a fellow or associate member of the Hong Kong Society of Accountants (the "Society") or a similar body of accountants recognised by the Society for the purpose of granting exemptions from the examination requirement for members of that Society to provide assistance to the chief financial officer and deputy chief financial officers of Sinopec Corp.

                                                  By Order of the Board
                                                         Chen Ge
                                           Secretary to the Board of Directors

Beijing, the PRC, 14th October 2004

As at the date of this announcement, the directors of the Company are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is Mr Cao Yaofeng.